PROSPECTUS

                                                Filed pursuant to Rule 424(b)(2)
                                                      Registration No. 333-77059


                         HANDY HARDWARE WHOLESALE, INC.

                       5,000 Shares of Class A Common Stock
                      20,000 Shares of Class B Common Stock
                      25,000 Shares of Preferred Stock


     Only member-dealers of Handy Hardware Wholesale, Inc. may purchase the securities offered by this prospectus. No active trading market exists for any class of Handy stock, and we do not anticipate any trading market will develop in the future. We are offering these securities without an underwriter. No sales commission will be paid. Our estimated expenses for this offering total $23,960. The following table shows a breakdown of the offering:

                         Number             Per Share
Class of Securities     of Shares         Price to Public        Proceeds to Handy
-------------------     ---------         ---------------        -----------------
Class A Common Stock      5,000                $100                 $  500,000

Class B Common Stock     20,000                $100                 $2,000,000

Preferred Stock          25,000                $100                 $2,500,000
                                                                    ----------
                                                                    $5,000,000


     Only holders of Class A Common Stock have voting rights. No dividends have ever been paid on Class A or Class B Common Stock. The holders of preferred stock receive a cumulative annual dividend as declared by Handy's board of directors. This dividend must range from 7%-20% of the purchase price of a share of preferred stock and is the only form of return on stock investment in Handy. Upon liquidation and distribution of Handy's assets, holders of preferred stock will be paid first, with holders of Class A and Class B Common Stock sharing ratably in the distribution of the remaining assets.

Neither the Securities and Exchange Commission nor any state securities commission has approved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                                  April 29, 1999

                                Table of Contents

                                                                            Page
                                                                            ----

The Company....................................................................3
The Offering...................................................................3
Use of Proceeds................................................................3
Dividend Policy................................................................4
Determination of Offering Price................................................4
Ratio of Earnings to Combined Fixed Charges and
   Preferred Stock Dividend Requirements.......................................5
Plan of Distribution...........................................................6
Description of Capital Stock...................................................8
Summary of Dealer Contract.....................................................9
Legal Matters..................................................................9
Experts.......................................................................10
Where You Can Find More Information...........................................10


                           --------------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to give you any other information. If you receive unauthorized information you should not rely on it. We are offering to sell and seeking offers to buy these securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus.

                                   THE COMPANY

     In 1961 thirteen independent hardware dealers formed Handy to provide warehouse facilities and purchasing services to independent hardware dealers. By forming Handy, these independent hardware dealers obtained better buying power. Handy refers to these independent hardware dealers as its member-dealers. Each member-dealer signs a dealer contract in which the member-dealer agrees to buy some or all of its merchandise from Handy. In addition, each member-dealer enters into a stock subscription agreement to purchase our stock. These stock subscriptions provide Handy with capital. Member-dealers own Handy entirely. This prospectus covers stock sold to our member-dealers as part of their purchases of goods. For more detail, see "Plan of Distribution" on page 6. As of March 1, 1999, Handy's 1,021 member-dealers owned hardware stores in Texas, Louisiana, Mississippi, Alabama, Florida, Oklahoma, Arkansas, Mexico and Central America.

     To service our member-dealers, we maintain a central warehouse and office facility in Houston, Texas. In addition, we lease 32 vehicles which haul our 55 enclosed trailers to deliver merchandise to our member-dealers. We charge member-dealers our cost of merchandise plus a small markup charge, resulting in a lower price than a member-dealer can obtain on its own. For a more detailed description of operations, see Items 1 and 2 on pages 1-7 of Handy's 1998 Annual Report on Form 10-K.


                                  THE OFFERING

Securities offered........................ 5,000 shares of Class A Common Stock
                                          20,000 shares of Class B Common Stock
                                          25,000 shares of Preferred Stock

Price of each share offered...............$100

Use of proceeds...........................Expansion of inventory, purchase of equipment and building improvements

                                 USE OF PROCEEDS

     Handy will receive net offering proceeds of up to $5,000,000 from the sale of these securities. We expect to use proceeds from the offering in the following manner and priority:

           o       $2,214,000  for inventory expansion;
           o          $35,000  for computer upgrades;
           o          $25,000  for warehouse equipment expansion and upgrades;
           o          $60,000  for upgrading company cars;
           o          $40,000  for upgrading office equipment; and
           o       $2,626,000  for building improvements.
                   ----------
           o       $5,000,000  Total

If we receive net offering proceeds of less than $5,000,000, we will use our working capital to fund the remaining cost of the above projects.

                                 DIVIDEND POLICY

     Our Articles of Incorporation require us to pay a dividend on our outstanding preferred stock. Each year our board declares the dividend amount, which must range between 7-20% of the amount paid by member-dealers to purchase their preferred stock. The dividend is paid only to stockholders who own preferred stock on January 31 of each year. We prorate the dividend paid if a stockholder has owned preferred stock for less than one year. From year to year the amount of the preferred stock dividend depends upon our earnings, capital requirements and financial condition. The table below shows dividends paid over the past five years on preferred stock as a percentage of the $100 purchase price of a share.

                                   1995 -- 10%
                                   1996 -- 12%
                                   1997 -- 13%
                                   1998 -- 13%
                                   1999 -- 10%

     We have never paid a cash dividend on either class of our common stock, and we do not anticipate doing so in the future. Our goal is to provide our member-dealers with low cost, quality merchandise to increase the member-dealers' profits. To do so, we attempt to keep our gross profit from merchandise sales at a constant level. With the exception of funds needed to pay preferred stock dividends, we traditionally retain all earnings to finance the development and growth of our business.


                         DETERMINATION OF OFFERING PRICE

     Because no active trading market exists for any class of Handy's stock, we have always set our stock's offering price at $100 per share, its par value. For more information regarding the market for Handy's shares, see "Market for Registrant's Common Equity and Related Stockholder Matters" on page 7-8 of Handy's 1998 Annual Report on Form 10-K.

     To our knowledge, only two forms of secondary trading in Handy's securities exist. Stock may be transferred from one member-dealer to another, or Handy may repurchase shares from retiring member-dealers or from overinvested member-dealers at a price of $100 per share. For more information regarding Handy's repurchase of shares, see "Note 8 - Stockholders' Equity" on page 31-32 of Handy's 1998 Annual Report on Form 10-K and "Plan of Distribution - Repurchases from Overinvested Member- Dealers" page 7 of this prospectus.

                   RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                    AND PREFERRED STOCK DIVIDEND REQUIREMENTS

     The following table shows Handy's ratio of earnings to combined fixed charges and Handy's preferred stock dividend requirements for the last five fiscal years. For all years presented, our earnings exceeded the combined fixed charges and preferred stock dividend requirements. "Earnings" include pretax earnings from continuing operations, to which has been added back fixed charges. "Fixed charges" include interest expense, the portion of rental expense attributable to interest, and amortization of debt expense. "Preferred stock dividend requirements" cover the amount of pre-tax earnings required to pay preferred stock dividends.

                                                                        Year Ended December 31,
                                              ---------------------------------------------------------------------------
                                              1994              1995              1996             1997              1998
                                              ----              ----              ----             ----              ----
Earnings

Pretax Earnings                         $    887,785       $ 1,568,634        $ 1,857,326      $ 2,169,718       $ 1,387,437
  Plus: Fixed Charges                        352,012           338,758            333,464          197,367           176,769
                                        ------------       -----------        -----------      -----------       -----------
         Total Earnings                 $  1,239,797       $ 1,907,392        $ 2,190,790      $ 2,367,085       $ 1,564,206
                                        ============       ===========        ===========      ===========       ===========
Fixed Charges

Interest Expense                             248,746           236,743            172,483           42,804            45,273
Rental Expense                               103,266           102,015            160,981          154,563           131,496
Amortization of Debt Expense                      -0-               -0-                -0-              -0-               -0-
                                        ------------       -----------        -----------      -----------       -----------
         Total Fixed Charges                 352,012           338,758            333,464          197,367           176,769

Preferred Stock Dividend
Requirements                                 685,397           617,162            792,352          955,095         1,066,200
                                        ------------       -----------        -----------      -----------       -----------
         Total Fixed Charges
         and Preferred Stock
         Dividend Requirements          $  1,037,409       $   955,920        $ 1,125,816      $ 1,152,462       $ 1,242,969
                                        ============       ===========        ===========      ===========       ===========
Ratio of Earnings to Combined
Fixed Charges and Preferred
Stock Dividend Requirements                     1.19              2.00               1.95             2.05              1.26
                                        ============       ===========        ===========      ===========       ===========









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



                              PLAN OF DISTRIBUTION

     Only Handy's member-dealers may purchase the securities offered by this prospectus. We deliver this prospectus to each member-dealer and any potential member-dealer. We are offering these securities in a continuous offering until April 30, 2000. We expect to extend this offering after that date until April 30, 2002. All new member-dealers must enter into a stock subscription agreement to make an initial purchase of Handy's Class A Common Stock, followed by periodic purchases of Handy's Class B Common Stock and preferred stock.

Purchase of Class A Common Stock by New Member-Dealers

     Handy requires each new member-dealer to purchase, for $1,000 cash, 10 shares of Class A Common Stock at $100 per share. Handy does not permit member-dealers to purchase more than 10 shares of Class A Common Stock.

Purchases of Class B Common Stock and Preferred Stock by Member-Dealers

         Collecting Funds from Member-Dealers to Purchase Class B Common Stock and Preferred Stock.

     Handy prepares a semi-monthly statement for each member-dealer stating that member-dealer's total merchandise purchases made during the preceding half month. Total merchandise purchases include both the member-dealer's inventory purchases from our warehouse and that member-dealer's purchases directly from the manufacturer that are billed through us. An additional charge of 2% of the member-dealer's warehouse purchases is invoiced on each statement. We accumulate the funds from this 2% charge for each member-dealer to use for its purchase of Class B Common Stock and preferred stock. When a member-dealer's accumulated funds total at least $2,000, we apply $2,000 to the purchase of 10 shares of Class B Common Stock and 10 shares of preferred stock and retain any amounts above $2,000 until the accumulated amounts again equal the $2,000 required for additional purchases. Our board may, but traditionally has not, included the amount of purchases made by a member-dealer directly from the manufacturer when making the 2% calculation.

         How to Calculate the Desired Stock Ownership Level.

     During March of each year, Handy calculates each member-dealer's desired stock ownership level, which must be at least $10,000. We base each member-dealer's desired stock ownership level on the value of its total merchandise purchases made during the January 1 to December 31 period of the previous year. We first determine the value of the member-dealer's actual stock ownership, which equals the total number of all Class A Common Stock, Class B Common Stock and preferred stock owned on December 31 of the previous year, times $100 per share. Depending on the member-dealer's actual ownership amount, we apply one of the formulas in the table below to determine its desired stock ownership level.


    Actual Stock
     Ownership                                           Desired Stock Ownership
-----------------------------------------------------------------------------------------------------------

$1 to $31,249            $1.00 for every $8.00   of total merchandise purchases

$31,250 to               $1.00 for every $8.00   of total merchandise purchases from $1 to $250,000
$56,249              +   $1.00 for every $10.00  of total merchandise purchases over $250,000

$56,250 to               $1.00 for every $8.00   of total merchandise purchases from $1 to $250,000
$74,999              +   $1.00 for every $10.00  of total merchandise purchases from $250,000 to $500,000
                     +   $1.00 for every $13.33  of total merchandise purchases over $500,000

$75,000 to               $1.00 for every $8.00   of total merchandise purchases from $1 to $250,000
$87,499              +   $1.00 for every $10.00  of total merchandise purchases from $250,000 to $500,000
                     +   $1.00 for every $13.33  of total merchandise purchases from $500,000 to $750,000
                     +   $1.00 for every $20.00  of total merchandise purchases over $750,000

$87,500 and              $1.00 for every $8.00   of total merchandise purchases from $1 to $250,000
above                +   $1.00 for every $10.00  of total merchandise purchases from $250,000 to $500,000
                     +   $1.00 for every $13.33  of total merchandise purchases from $500,000 to $750,000
                     +   $1.00 for every $20.00  of total merchandise purchases from $750,000 to $1,000,000
                     +   $1.00 for every $40.00  of total merchandise purchases over $1,000,000

Example of How to Calculate a Member-Dealer's Desired Stock Ownership Level.

          On December 31, a member-dealer's actual stock ownership totaled $32,000 and its total merchandise purchases from January 1 to December 31 amounted to $300,000. For the first $250,000 of total merchandise purchases, the member-dealer should own $1.00 of stock for each $8.00 of total merchandise purchases, or $31,250. For the member-dealer's remaining $50,000 of total merchandise purchases, it should own an additional $1.00 of stock for each $10.00 of total merchandise purchases, or $5,000, for a total desired stock ownership of $36,250. This amount is $4,250 higher than the member-dealer's actual stock ownership on December 31. Thus, Handy will require the member-dealer to make additional purchases of Class B Common Stock and preferred stock during the twelve month period beginning April 1 of the following year.

        When Actual Ownership is Greater than Desired Ownership.

     If a member-dealer's actual stock ownership at year-end exceeds its desired stock ownership, it is not required to make additional stock purchases during the twelve month period beginning April 1 of the following year. However, a member-dealer may voluntarily continue to make additional purchases of Class B Common Stock and preferred stock by paying Handy amounts equal to 2% of the member-dealer's warehouse purchases invoiced on each statement.

        Repurchases from Overinvested Member-Dealers.

     Since 1991, we have offered to repurchase Class B Common Stock and preferred stock from member-dealers whose actual stock ownership has exceeded their desired stock ownership by $4,000 or more. Each year we offer to repurchase one-fourth of the member-dealer's excess amount at that time, equally divided between shares of Class B Common Stock and preferred stock. We repurchase the shares at the full initial sales price of $100 per share. In




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



1998, member-dealers resold to Handy approximately 11% of the shares eligible for repurchase. Handy paid $28,400 for these 1998 repurchases. We intend to continue to offer to repurchase from member-dealers their entire overinvested amounts eligible for repurchase. Our ability to make such repurchases, however, will depend upon our future results of operations, liquidity, capital needs and other financial factors. We cannot assure you that repurchase offers will take place in the future, or if so, in what amounts or over what time periods.


Existing Member-Dealers Who Open New Stores

     If a current member-dealer opens an additional store, Handy will treat the new store, also known as a member-dealer affiliate, as a new member-dealer. However, we require the member-dealer affiliate to make an initial purchase of 10 shares of preferred stock rather than 10 shares of Class A Common Stock. We treat the member-dealer affiliate as an entirely separate entity when determining required Class B Common Stock and preferred stock purchases. We calculate a separate desired stock ownership level for the member-dealer affiliate and the member-dealer affiliate has its own account for its funds to be used to purchase its Class B Common Stock and preferred stock.

  When Actual Stock Ownership is Less than Desired Stock Ownership

     If Handy determines that the member-dealer's actual stock ownership level on the previous December 31 was less than his desired stock ownership level, Handy will begin in April of the following year to collect funds for the member-dealer's purchase of additional Class B Common Stock and preferred stock. We will continue to collect these funds for one year until the next March 31, even after the member-dealer attains its desired stock ownership level. Handy collects these funds by adding the 2% charge described above to the member-dealer's billing statements. Until these funds total $2,000 and are applied to purchase Class B Common Stock and preferred stock for that member-dealer, we use the funds for working capital.

  Manner of Offering

     We will only offer and sell the securities offered in this prospectus in the states of Texas, Louisiana, Mississippi, Alabama, Florida, Oklahoma and Arkansas, as well as in Mexico and Central America. Employees who are licensed to sell securities in those states or are exempt from licensing requirements will sell these securities. We have not employed an underwriter for this offering nor will we pay discounts or commissions in making these sales of shares.


                          DESCRIPTION OF CAPITAL STOCK

     Our Articles of Incorporation authorize us to issue 20,000 shares of Class A Common Stock, 100,000 shares of Class B Common Stock and 100,000 shares of preferred stock, each with a $100 par value per share.

Class A Common Stock and Class B Common Stock

     Class A common stockholders must engage in the retail sale of goods and merchandise. No member-dealer may own more than 10 shares of Class A Common Stock. When we submit matters for shareholder vote, a member-dealer receives one vote for each share of Class A Common Stock it owns. Class B common stockholders may not vote on matters submitted to a shareholder vote, except in the unusual circumstances of matters which would change their rights as shareholders. Handy's board consists of ten directors. At each annual meeting, Handy's Class A






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

common stockholders elect three directors, each to serve a three year term, and one additional director to serve a one year term as both a director and as President of Handy.

     Class A and Class B common stockholders have no preemptive rights to purchase any securities. Upon the liquidation and distribution of Handy's assets, holders of preferred stock will be paid first, with holders of Class A and Class B Common Stock sharing ratably in the distribution of the remaining assets. As of March 23, 1999, there were 897 holders of record of Class A Common Stock and 761 holders of record of Class B Common Stock.

     Class A common stockholders must offer to sell their shares to Handy before selling them to a third person. Handy has never declined to purchase shares offered to it. Handy does not restrict transfer of Class B Common Stock. We believe that member-dealers or former member-dealers own all shares of Class A Common Stock and member-dealers, former member-dealers or member-dealer affiliates own all shares of Class B Common Stock.

Preferred Stock

     Preferred stockholders are entitled to receive cumulative dividends. According to our Articles of Incorporation, our board declares these dividends, which must range from 7-20% of the purchase price of the shares. Each share of preferred stock has a $100 per share liquidation value. The preferred stock dividend is the only form of return on stock investment in Handy. Preferred stockholders are not entitled to vote on matters submitted to a vote of shareholders, except in the unusual circumstances of matters which would change their rights as shareholders. Preferred stockholders may not convert their shares to common stock. However, at its option, Handy's board may vote to redeem these shares in exchange for $100 per share and all accrued unpaid dividends. Handy has no obligation to redeem the preferred stock or provide for a sinking fund for the redemption of such shares.

     Handy does not restrict the transfer of preferred stock. However, we believe that member-dealers, former member-dealers or member-dealer affiliates own all Handy preferred stock. As of March 23, 1999, there were 828 holders of preferred stock.

                           SUMMARY OF DEALER CONTRACT

        Handy requires each member-dealer to enter into a dealer contract with us. Under the dealer contract, Handy agrees to sell merchandise and furnish services to the member-dealer at Handy's cost, plus freight costs and a small mark-up. Handy sells the merchandise to each member-dealer f.o.b. Handy's warehouse. Handy's trucks or common carrier deliver merchandise at charges set by Handy. Handy also agrees to permit the member-dealer to use the trade name "Handy Hardware Store" and agrees to furnish signs, a general catalog and other materials to the member-dealer for its operation as a Handy Hardware Store.

        Under the contract, the member-dealer agrees to enter into a stock subscription agreement to purchase Handy's securities. In addition, the dealer contract requires the member-dealer to pay an initial service charge, currently set at $200, to defray in part the costs of establishing their new account. The member-dealer must maintain in confidence all materials provided by Handy and, upon termination of the dealer contract, must return all materials furnished by Handy. The member-dealer also agrees to order merchandise from Handy, to pay all invoices when due and to attend trade shows and other member-dealer meetings. However, the dealer contract does not impose on the member-dealer any minimum inventory purchase amount to remain a member-dealer. Either Handy or the member-dealer may cancel the dealer contract upon 60 days notice.

                                  LEGAL MATTERS

        The validity of our securities offered in this prospectus has been passed upon by Jenkens & Gilchrist, A Professional Corporation, Houston, Texas.


                                     EXPERTS

     The financial statements of Handy included in its 1998 Annual Report on Form 10-K have been examined by Clyde D. Thomas & Company, independent public accountants, as stated in their opinion incorporated herein by reference. The financial statements referred to above are incorporated herein by reference in reliance upon such report and upon that firm's authority as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

Available Information

     Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     We have filed a registration statement with the SEC on Form S-2 to register the securities offered in this prospectus. This prospectus is part of such registration statement. As allowed by SEC rules, this prospectus does not contain all the information in the registration statement or in the exhibits to the registration statement.

Incorporation of Documents by Reference

     The SEC allows us to include information in this document by "incorporating by reference," which means that we can disclose important information to you by referring to those documents. Handy's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 that has been filed with the SEC is incorporated by reference in this prospectus, along with any future filings made with the SEC under Sections 13(a) and 15(d) of the Exchange Act. You may request a copy of any document incorporated by reference in this prospectus, at no cost, by writing or telephoning us at our headquarters:

                            Handy Hardware Wholesale, Inc.
                            8300 Tewantin Drive
                            Houston, Texas 77061
                            (713) 644-1495


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